News Release

08000806

ZURICH®

Zurich posts record results in 2007, proposes a substantial increase in its dividend and announces share buyback

SUPPL

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, February 14, 2008 – Zurich Financial Services Group (Zurich) reported today that excellent operating performances from all business segments resulted in both record business operating profit and net income in 2007. These results demonstrate the Group's ability to deliver on its stated strategy of driving strong operational improvements, targeting growth in profitable market segments, and deploying sophisticated capital, investment and risk management techniques.

"We may be operating in a difficult market environment, but the strength of our balance sheet, the diversity of our risk portfolio and our ability to execute on our strategy delivered excellent results in 2007, and make us confident in our ability to continue driving success going forward," remarked Zurich's Chief Executive Officer James J. Schiro.

Performance highlights[1] include:

- Net income[2] of USD 5.6 billion, an increase of 22%[3]. Return on equity (ROE) of 21.0%
- Business operating profit (BOP) of USD 6.6 billion, an increase of 10%. BOP ROE[4] after tax of 18.7%
- General Insurance gross written premiums and policy fees of USD 35.7 billion, an increase of 4% or up slightly in local currencies, and a combined ratio of 95.6%, an increase of 1.7 percentage points
- Global Life new business value of USD 729 million, up 35%, with new business margin (% of APE) of 24.7%[5] and APE up 18% or 11% in local currencies
- Farmers Management Services' management fees and other related revenues up 6% to USD 2.3 billion
- Shareholders' equity of USD 28.8 billion, an increase of 13%
- Diluted earnings per share of CHF 46.37, up 17%

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In reflection of its confidence in the sustainability of these results, the Zurich Board of Directors proposes to the Annual General Meeting on April 3, 2008 a gross dividend of CHF 15.00 per share, representing a 32% payout of earnings to shareholders and a 36% increase over last year's CHF 11.00 dividend. Furthermore, the Group announces that as a part of its capital management plans the Board has authorized a repurchase of CHF 2.2 billion or approximately USD 2 billion worth of shares over the course of 2008. This compares to the share buyback conducted in 2007 of CHF 1.25 billion or approximately USD 1 billion.

Mr. Schiro added: "The proposed dividend payout and capital management plans are testaments to our commitment to creating long-term shareholder value, as well as our confidence in the ability of our people to deliver on our strategy."

Through applying The Zurich Way (TZW) best practice processes and procedures to all core functions, the Group continued to realize operational improvements and strengthen its growth capabilities, comfortably exceeding the benefit improvement target of USD 700 million after tax for 2007. The benefits can be seen in the underlying growth and improved profitability of all business segments. Reflecting both the sustained momentum of earlier TZW workstreams and our confidence in new growth and distribution initiatives, the Group has, as already announced, extended and increased its operational improvement targets, and as part of the enhanced goals will target USD 800 million of after-tax improvements for 2008 alone.

We are convinced that the combination of the accumulation of TZW operational improvements and balance sheet strength gives us a competitive advantage in more challenging markets. Going forward, we will fully use this distinctive resilience. The Group will continue to leverage its global capabilities to target opportunities for profitable growth, both organic and through tactical bolt-on acquisitions, by systematically expanding into new

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customer segments, enhancing product offerings in life and general insurance, and strengthening distribution capabilities, such as the addition of new partnerships or the improved productivity and numbers of tied and independent agents.

Segment performance

General Insurance: While overcoming extreme weather in Europe, General Insurance leveraged selective growth and continued application of TZW to increase its business operating profit by USD 220 million to USD 4.0 billion, generating a 28% BOP pre-tax return on equity. Winter storm Kyrill and the UK floods impacted the loss ratio by 2.5 percentage points, while increased TZW investments, changes in business mix and higher commission levels added 1.3 percentage points to the expense ratio. Reserve releases from earlier years had a favorable impact of 2.8 percentage points compared with 2006, leading to an overall combined ratio of 95.6%, an increase of 1.7 percentage points. The loss ratio remained almost unchanged at an attractive level. The reserve releases reflect our conservative reserving approach and the emergence of underlying performance improvements from TZW claims and underwriting initiatives. Over time, we expect the ongoing execution of transformational changes to our business and our conservative reserving practices to have a positive impact on both the loss and expense ratios.

General Insurance successfully executed on its stated strategy of differentiating between targeted growth and continued margin enhancement, generating a slight increase in gross written premiums and policy fees as measured on a local currency basis, and countering a more difficult pricing environment in some markets.

In Europe General Insurance, one of the targeted growth divisions, volumes increased by 3% in local currencies, reflecting strong growth in personal

lines, continued expansion of distribution capabilities, and the integration of acquisitions in Germany, Ireland, the UK, Spain and Russia, where the integration of Nasta continues on pace.

Within International Businesses, another growth area, a focused approach to product enhancements, micro-segmentation and distribution capabilities contributed to an 11% increase in gross written premiums, led by Latin America's 15.1% growth in local currency premiums.

While facing a challenging market environment, North America Commercial boosted its business operating profit 30% by deploying refined market segmentation and distribution management techniques that mitigated the impact of continuing rate pressures and considerably improved the quality of its book of business.

Likewise, Global Corporate, facing softening rate environments in the US and UK, succeeded in improving its business operating profit 6.4% by offering appealing customer propositions, launching innovative products and maintaining an excellent retention level of 90% irrespective of increased levels of competition.

Global Life: The Global Life segment continued to expand its geographic footprint and distribution capabilities, focusing on unit-linked and protection markets, which now represent 71% of all new sales. It again achieved its target of double-digit new business annual premium equivalent (APE) growth for the year, while maintaining strong new business margins and increasing its share in a number of important markets. Business operating profit increased to USD 1.4 billion, up 20%. New business value (NBV) rose 35%, or 28% in local currencies, to USD 729 million. The strong NBV increase was the result of a combination of higher new business margins and new business APE growth. The new business margin grew to 24.7%, compared to last year's 21.6%. New business APE figures continued

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to show a pattern of acceleration over the course of 2007, leading to a full year growth of USD 447 million, or 18% in dollar terms, and 11% on a local currency basis.

APE growth was particularly strong in Switzerland, Ireland, Hong Kong, Latin America, and at Zurich International Solutions (ZIS), our global expatriate and international investors business, while earnings growth came from established markets in the US, UK, and Germany. Moreover, our emerging market businesses in South East Asia and Latin America, as well as those served by ZIS, continued their strong performance, with sales growing by 49%, while at the same time maintaining healthy new business margins. With several growth initiatives underway focusing on leveraging cross-border synergies, proposition improvements and further adopting best practices, Global Life remains committed to its growth targets in 2008.

Farmers Management Services: Farmers' management fees and other related revenues grew by a strong 6% to USD 2.3 billion. This was in line with full year written premium growth of over 5% at the Farmers Exchanges, which Zurich manages but does not own, and reflects the positive impact that continued investments in distribution capabilities and product enhancements have had in surmounting an overall flat market trend. Examples include improving the productivity of exclusive and independent agents across the US, adopting a targeted focus on ethnic customer groups, and finalizing the rollout of Bristol West's products throughout the Exchanges' distribution platform.

The strong performance shown by Farmers resulted in an increased business operating profit of USD 1.3 billion, up 4%, while the continuing investments in strategic growth and infrastructure initiatives contributed to the lower operating margin of 46.6%, down by 3.5 percentage points.

Other Businesses: The Other Businesses segment increased its business operating profit to USD 687 million, up 19%. The segment's contribution to the Group's overall profitability largely reflected higher profits from various run-off businesses.

Group investments: The net investment result for Group investments of USD 10.1 billion is up 7%. The resulting investment return improved by 0.2 percentage points to 5.3%, supported by rising interest rates, higher dividend income and the growth in the average asset base compared to prior year. Despite challenging markets in the second half of the year net capital gains continued to be strong and decreased only slightly in dollar terms. These robust results continue to reflect the Group's disciplined approach to managing its assets relative to liabilities on a risk-adjusted basis. The Group continues to have no material exposure to US sub-prime debt or CDOs in its investment portfolio and incurred only few asset rating downgrades and impairments since end of September 2007. Zurich's US sub-prime and CDO exposures have not been impacted materially by rating agency actions in January 2008, as impairments were already recorded in 2007 on the few securities affected.

Payout to shareholders

As reflected in the proposed payout to shareholders in the form of a gross dividend of CHF 15.00 per share, the Group's previously declared dividend policy targets a competitive yield and sustainable dividend levels.

Other capital management related issues are dealt with separately from the regular dividend, as reflected in the authorization of a share buyback of up to CHF 2.2 billion or approximately USD 2 billion over the course of 2008. At the closing price of CHF 303.75 on February 13, 2008, this would represent 7.24 million shares or approximately 5.0% of shares issued on December 31, 2007. This amount is in addition to the CHF 1.25 billion worth of shares

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bought under the previously announced and concluded share buyback for 2007 and the CHF 0.7 billion worth of shares purchased as part of the Group's regular Treasury operations over the course of November and December 2007.

The share buyback will be carried out on a second trading line on virt-x expected to be open before the end of the month.

Together, the proposed dividend, the authorized share buyback and the above mentioned Treasury operations account for roughly 78% of 2007 profits.

[1] All comparisons refer to the full year 2006 unless stated otherwise.

[2] Attributable to shareholders.

[3] The 2006 net income was after a charge for US regulatory settlement costs of USD 262 million net of tax (USD 325 million pre tax).

[4] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[5] Calculated on the European Embedded Value basis.

Note to editors:

There will be an **analyst and media conference** at 11:00 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich. Analysts and reporters who cannot participate in person may dial in by telephone. Please note that during the Q&A session no questions will be taken from reporters dialing in.

Dial-in numbers:

- Continental Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and media will be **video webcast** on our Web site www.zurich.com live, followed by a webcast playback available after 4 p.m. CET.

The **presentation** for analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. Please click on the "Annual Results 2007 - Media View" link on the bottom right corner of our homepage.

Video material (broadcast and streaming standard) and high-resolution photos will be available on The NewsMarket at http://www.thenewsmarket.com/zurich after 4 p.m. CET. If you are a first-time user, please take a moment to register. In case you have any questions, please e-mail: journalisthelp@thenewsmarket.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for years ended December 31, 2007 and 2006. The 2006 amounts have been restated for the adoption of the SoRIE option under IAS 19 Employee Benefits.

in USD millions, for the years ended December 31, unless otherwise stated	2007	2006[1]	Change in USD[2,3]	Change in local currency[2]
Business operating profit	6'614	6'035	10%	
Net income attributable to shareholders	5'626	4'620	22%	
General Insurance gross written premiums and policy fees	35'650	34'123	4%	0%
Global Life gross written premiums, policy fees and insurance deposits	21'703	21'022	3%	(4%)
Farmers Management Services management fees and other related revenues	2'266	2'133	6%	6%
General Insurance business operating profit	4'024	3'804	6%	
General Insurance combined ratio (in %) [4]	95.6%	93.9%	(1.7 pts)	
Global Life business operating profit	1'443	1'200	20%	
Global Life gross new business annual premium equivalent (APE) [5]	2'947	2'500	18%	11%
Global Life new business margin, after tax (as % of APE)	24.7%	21.6%	3.1 pts	
Global Life new business value, after tax [6]	729	539	35%	28%
Farmers Management Services business operating profit	1'271	1'225	4%	
Farmers Management Services gross operating margin (in %) [7]	46.6%	50.1%	(3.5 pts)	
Farmers Management Services managed gross earned premium margin [8]	6.8%	7.3%	(0.5 pts)	
Group investments average invested assets [9]	191'790	185'371	3%	1%
Group investments results, net	10'089	9'434	7%	2%
Group investments return (as % of average invested assets)	5.3%	5.1%	0.2 pts	
Shareholders' equity	28'804	25'587	13%	10%
Diluted earnings per share (in CHF)	46.37	39.52	17%	
Return on common shareholders' equity (ROE) [10]	21.0%	20.4%	0.6 pts	
Business operating profit (after tax) return on common shareholders' equity [11]	18.7%	19.5%	(0.8 pts)	

[1] Restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

[2] Parentheses around numbers represent an adverse variance.

[3] Change in diluted earnings per share in CHF.

[4] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.

[5] APE is calculated as new business annual premiums plus 10% of single premiums.

[6] Global Life new business value, after tax, is the present value of the projected after tax profit from life insurance contracts sold in the year.

[7] Farmers Management Services gross operating margin is calculated as management fees and other related revenues minus management and other related expenses, divided by management fees and other related revenues.

[8] Farmers Management Services managed gross earned premium margin is calculated as gross operating profit of Farmers Management Services divided by the gross earned premium of the Farmers Exchanges, which Zurich manages, but does not own.

[9] Excluding cash collateral received for securities lending.

[10] Return on common shareholders' equity (ROE) is calculated as net income after taxes attributable to common shareholders divided by the average value of common shareholders' equity on a simple basis using the value at the beginning and end of the year.

[11] Business operating profit (after tax) return on common shareholders' equity is calculated as business operating profit, adjusted for preferred shareholder dividends and taxes, divided by the average value of common shareholders' equity on a simple basis using the value at the beginning and end of the year.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

investor relations/Home-Office/Zurich
Sent by: Karin M Winter

14.02.2008 07:33

To meldepflichten@swx.com

cc Raffaella Russi/Home-Office/Zurich@Zurich, Claudia Biedermann/Home-Office/Zurich@ZURICH, Ulrich Marti/Home-Office/Zurich@ZURICH

bcc

Subject Rundschreiben Nr. 1 / Ziff. 2.01

History: This message has been forwarded.

Dear Madam / Sir,

Based on Admission Board Circular No. 1, Point 2.01, Zurich Financial Services reports that the following financial publications of its Annual Results 2007 are published today on the Zurich Website:

- Financial Highlights
- Financial Review
- Consolidated Financial Statements
- Embedded Value Reports
- Financial Supplement

They can be found on http://www.zurich.com/main/investorrelations/event/event_20080214.htm

Yours sincerely, Investor Relations

Investor Relations

Zurich Financial Services
Mythenquai 2
CH-8022 Zurich, Switzerland

Office: +41(0)44 625 2299
Fax: +41(0)44 625 3618

E-Mail: investor.relations@zurich.com
Internet: http://www.zurich.com/

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